2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

June 3, 2016

Via EDGAR Transmission

Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Equity Funds IV (the “Registrant”) File Nos.: 033-00442/811-04413

Dear Ms. Hahn:

On behalf of the Registrant, the following are its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”).  The comments were received on May 10, 2016 with respect to the Registrant’s Post-Effective Amendment No. 56 (“PEA No. 56”) to its Registration Statement on Form N-1A that was filed on March 24, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.  The purpose of the filing was to register shares of a new series, the Delaware Small Cap Growth Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.            Prospectus
1.             Comment:  Confirm that the term of the fee waivers/expense reimbursements by the Fund’s investment adviser will last at least a year from the effective date of the Fund’s registration statement.

                Response:  The Registrant confirms the term of the fee waivers/expense reimbursements by the Fund’s investment adviser will last at least a year from the effective date of the Fund’s registration statement.

2.             Comment:  Confirm that the fee waivers/expense reimbursements referred to in footnote 3 to the fee table are not subject to recoupment.

Response:  The Registrant confirms that the fee waivers/expense reimbursements described in footnote 3 are not subject to recoupment.

Jaea Hahn
U.S. Securities and Exchange Commission
June 3, 2016

3.             Comment:  Confirm whether shorting is a principal investment strategy for the Fund. If so, add a line item to the fee table regarding short sales expense.

Response:  The Registrant confirms that engaging in short sales is not a principal investment strategy of the Fund.

4.             Comment:  Revise the expense example so that it only shows the expenses for the 1 and 3 year periods.

Response:  The Registrant will make the requested change.

5.             Comment:  The principal risks section in the fund summary section discusses “Limited number of stocks risk”, “Foreign risk”, “Liquidity risk”, and “Counterparty risk.”  The disclosure in the Fund’s principal investment strategy section, however, does not implicate these risks.  If these risks are principal risks of the Fund, revise the principal investment strategy section; otherwise, remove the risk disclosure from the principal risks section.

Response:  The Registrant will remove “Liquidity risk” from the principal risks section and “Counterparty risk” will be revised to remove the reference to swaps.  Additionally, the Registrant will revise the principal investment strategies disclosure as follows to address the other risks highlighted by the Staff:

“The Fund invests primarily in common stocks of growth-oriented companies that its portfolio manager believes have long-term capital appreciation potential and expect to grow faster than the U.S. economy. Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of small-capitalization companies (80% policy). The Fund may invest in both domestic and foreign small-capitalization companies.  For purposes of this Fund, small-market capitalization companies are those companies whose market capitalization is similar to the market capitalization of companies in the Russell 2000® Growth Index. The Index is used for purposes of determining range and not for targeting portfolio management. As of Dec. 31, 2015, the Russell 2000 Growth Index had a market capitalization range between $18.66 million and $6.47 billion. The market capitalization range for the Russell 2000 Growth Index will change on a periodic basis. A company's market capitalization is determined based on its current market capitalization. Russell Investment Group is the source and owner of the trademarks, service marks, and copyrights related to the Russell Indexes. Russell is a trademark of the Russell Investment Group.

Using a top-down thematic overlay combined with bottom-up, fundamental research, the portfolio manager seeks to identify early stage major demand trends and invest in securities of competitively advantaged companies that he believes should benefit from these trends. The investment team focuses on earnings growth as it believes earnings growth drives stock prices and the companies with the strongest gains in profitability have the potential to enjoy share

Jaea Hahn
U.S. Securities and Exchange Commission
June 3, 2016

performance that exceeds the broad market averages, provided that the earnings are of high quality and likely to continue.

Under normal circumstances, the Fund generally holds 30 to 40 stocks, although from time to time the Fund may hold more or fewer names depending on the portfolio manager’s assessment of the investment opportunities available.

The portfolio manager may use futures and options to protect unrealized gains in the Fund’s portfolio when he anticipates adverse conditions; to neutralize the effect of any price declines, without selling a security; and to gain exposure to a particular market segment without purchasing individual securities in that segment.

The Fund's 80% policy is nonfundamental and may be changed without shareholder approval. Fund shareholders would be given at least 60 days' notice prior to any such change.”

6.             Comment:  If the Fund will invest in total return swaps, add disclosure explaining that the Fund invests in such instruments as well as the purpose(s) of such investments.  Confirm that an appropriate amount of cash is segregated to cover these investments consistent with Investment Company Act of 1940 (the “1940 Act”) requirements and SEC guidance.

Response:  The Fund does not currently plan to invest in total return swaps.  If, in the future, the Fund’s portfolio manager determines it is appropriate to invest in such swaps, the Registrant will revise the Fund’s investment strategy and risk disclosure accordingly

7.             Comment:  Clarify the relationship between Delaware Management Company and Macquarie Bank Limited (the “Macquarie”) and note that Australian banking law does not apply to the Fund’s operations.  In the alternative, remove this disclosure.

Response:  The Registrant will revise the Macquarie-related risk disclosure as follows:  “The Manager is an indirect wholly owned subsidiary of Macquarie Group Limited (MGL).  Neither the Manager nor its affiliates referred to in this document are authorized deposit-taking institutions for the purposes of the Bank Act 1959 (Commonwealth of Australia).  The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL), a subsidiary of MGL and an affiliate of the Manager.  MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.  The Fund is governed by U.S. law and regulation.”

8.             Comment:  Under the “Payments to brokers/dealers and other financial intermediaries” section, remove the parenthetical referring to banks or add the disclosure required by Item 4(b)(1)(iii).

Response:  The Registrant will remove the parenthetical.

Jaea Hahn
U.S. Securities and Exchange Commission
June 3, 2016

9.             Comment:  Under “The securities in which the Fund typically invests – Foreign securities and American depositary receipts (ADRs),” it states that the Fund may invest up to 20% of its net assets in foreign securities.  Due to the level of permitted investment in foreign securities, the Fund should note in its Item 4 disclosure that it may invest in foreign securities.

Response:  The requested changes will be made.

10.           Comment:  Under “The securities in which the Fund typically invests – Futures and Options,” clarify any futures and options investments that may be deemed illiquid will be included in the Fund’s calculations for determining compliance with its 15% limit on investments in illiquid securities.

Response:  The requested change will be made.

11.           Comment:  Under “The risks of investing in the Fund – Company size risk,” clarify if the Fund will continue to invest in a company once it exceeds the maximum market capitalization for inclusion in the Russell 2000 Growth Index.

Response:  The Registrant will add disclosure explaining that because the Russell 2000 Growth Index capitalization range is used for purposes of determining range and not for targeting portfolio management, the Fund may invest in companies whose market capitalization is outside the range of the Russell 2000 Growth Index as deemed appropriate by the Fund’s portfolio manager.

12.           Comment:  Under “The risks of investing in the Fund – Foreign risk,” revise the disclosure so that it is consistent with the discussion of the Fund’s permitted investments in foreign securities under “The securities in which the Fund typically invests.”

Response:  The Registrant will replace the current disclosure regarding how the Fund strives to manage foreign risk with the following:  “The Fund attempts to reduce the risks associated with investing in foreign governments by limiting the portion of its assets that may be invested in such securities. The Fund will not invest more than 20% of its net assets in foreign securities.”

13.           Comment:  Under “The risks of investing in the Funds – Emerging markets risk,” clarify whether the 10% limit on investments in emerging markets is factored into determining the Fund’s compliance with the 20% limit on investments in foreign securities.  Additionally, if investing in emerging markets is a principal investment strategy of the Fund, add disclosure so stating in the Item 4 and Item 9 disclosure.

Response:  The Registrant confirms that the 10% limit on emerging markets investments is included in determining the Fund’s compliance with its 20% limit on investments in foreign securities, and will revise the disclosure under emerging markets risk accordingly.  Also, the

Jaea Hahn
U.S. Securities and Exchange Commission
June 3, 2016

Registrant confirms that investing in emerging markets is not a principal investment strategy of the Fund.

14.          Comment:  Under the “Supplemental Performance Information” section, (a) remove the sub-heading “Sub-advisor’s prior performance”; (b) include a representation that the 14 discretionary separate accounts used in the composite were all the accounts managed in this strategy; and (c) clarify that all 14 accounts used in the composite were limited to small cap investments.

Response:  The requested changes will be made.

15.           Comment:  Under the “Supplemental Performance Information” section, add language prior to the bullet point list stating that the differences between the Fund and the Composite are immaterial and would not have a material effect on performance.

Response:  The Registrant respectfully declines to accept this comment because although the Fund and the Composite will invest in substantially similar securities, there are differences between the Fund and Composite due largely to the Fund’s required compliance with the Investment Company Act of 1940 and the rules thereunder.  Until the Fund commences operations, it is too speculative to state that the difference in performance between the Fund and the Composite would be immaterial.

16.           Comment:  Under the “Supplemental Performance Information” section, confirm that the net fees shown in the Composites performance table are net of all fees, not just management fees.

Response:  The “Composite Net of Fees” column in the performance table reflects a deduction for management fees only.  Accordingly, the heading for the column will be revised to “Composite Net of Management Fees.”

17.           Comment:  Confirm that the Fund’s investment manager will maintain all the records to support the performance calculations shown under “Supplemental Performance Information” section.  Additionally, after the Fund commences operations, ensure that the Fund complies with the disclosure requirements of the Mass Mutual No-Action Letter (i.e., show separate performance information for the portfolio management team while managing the Composite as part of Delaware Investments).

Response:  The Registrant confirms that the Fund’s investment manager will maintain all the records to support the performance calculations shown under “Supplemental Performance Information” section.  Additionally, the Registrant undertakes to comply with prior Staff guidance in presenting the prior performance information.

18.           Comment:  Under “Redemptions-in-Kind”, disclose that in-kind securities remain subject to market risk and may expose shareholders to taxable gains when those securities are sold if such securities are held in a taxable account.

Jaea Hahn
U.S. Securities and Exchange Commission
June 3, 2016

Response:  The requested change will be made.

19.           Comment:  Under “Frequent trading of Fund shares (market timing and disruptive trading),” clarify the relationship between the Delaware Investments Funds and Optimum Fund Trust.

Response:  The requested change will be made.

20.           Comment:  Under “Dividends, distributions, and taxes – Dividends and Distributions,” it states that the use of derivatives by the Fund may cause it to realize higher amounts of ordinary income or short-term capital gain, distributions from which are taxable to individual shareholders at ordinary income tax rates.  Consider whether this disclosure should be included in the Item 4 and Item 9 risk discussion.

Response:  The Registrant will incorporate this disclosure into the Items 4 and 9 disclosure as well.

B.           Statement of Additional Information
21.           Comment:  Confirm the accuracy of the first paragraph under the “Investment Strategies and Risks – Bonds” section.  If the Fund may invest up to 20% of its assets in debt securities, explain why.

Response:  The Registrant confirms that the Fund may investment up to 20% of its assets in bonds.  Small capitalization companies often issue debt to finance their operations.  To the extent the Fund invests in bonds, its investment manager expects that under normal circumstances, these bonds will issued by small capitalization companies and thus, consistent with the Fund’s focus on investing in small cap companies.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 56; (ii) Staff comments on PEA No. 56, or changes to PEA No. 56 in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to PEA No. 56; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA No. 56.

Jaea Hahn
U.S. Securities and Exchange Commission
June 3, 2016

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Michael E. Dresnin
Delaware Investments